UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 6, 2025, Nasus Pharma Ltd. (the “Company”) extended its collaboration with AptarGroup, Inc. and its affiliates through the execution of a series of agreements designed to advance the development and commercialization of the Company’s intranasal Epinephrine program. The Company and AptarGroup Inc. have a history of collaboration dating back to 2019.

On October 6, 2025, the Company and AptarGroup, Inc. (“Aptar”) entered into a Termination and Settlement Agreement (the “Termination Agreement”) to: (i) terminate that certain Master Services Agreement by and between the Company and Aptar entered into on September 6, 2019 (the “2019 Aptar MSA”); (ii) terminate the schedules of work relating to Naloxone and Epinephrine entered into on September 6, 2019 and April 20, 2020, respectively; and (iii) resolve and settle outstanding disputes between the parties related to the 2019 Aptar MSA. In addition, on October 6, 2025, the Company and Aptar France S.A.S. (“Aptar France”) entered into a new master services agreement (the “2025 Aptar MSA”), a schedule of work relating to the Company’s Epinephrine program (the “2025 SOW”), and a short-form supply agreement (the “Supply Agreement”).

2025 MSA

The 2025 Aptar MSA replaces the 2019 Aptar MSA and updates terms and conditions under which Aptar will provide development, analytical, regulatory, and consulting services to the Company, including services enumerated in schedules of work signed by the parties for fees set forth in such schedules.

The 2025 Aptar MSA includes customary provisions regarding confidentiality, intellectual property, indemnification, and termination rights. The 2025 Aptar MSA remains in effect until the later date of five years from the signing date, or until the services are completed.

2025 SOW

Pursuant to the 2025 Aptar MSA, the parties entered into a schedule of work related to Epinephrine on October 6, 2025. Under the 2025 SOW, Aptar France will provide support for the development, testing, and regulatory submission of the Company’s intranasal Epinephrine powder delivered through Aptar’s Unit Dose Powder nasal delivery system (“UDSp”) device. In consideration for such services, the Company has agreed to pay Aptar France staged fees over the next three years, milestone payments upon (i) new drug application (“NDA”) submission and (ii) NDA approval, and royalties stemming from commercial sales of the intranasal Epinephrine product for a period of seven years commencing on the date of the first commercial sale.

Supply Agreement

On October 6, 2025, the Company and Aptar France entered into a Supply Agreement relating to the Company’s Epinephrine program. The Supply Agreement provides that, subject to U.S. Food and Drug Administration approval of the underlying program, Aptar France will exclusively supply the Company with UDSp devices, with the Company committing to purchase 100% of its requirements from Aptar France for use in its products for Epinephrine. The Supply Agreement has an initial term of five years, is renewable for two years, and sets forth pricing on a per-component basis.

Press Release

On October 8, 2025, the Company issued a press release titled “Nasus Pharma Announces Expanded Agreement to Support Development and Commercialization of NS002 Intranasal Epinephrine Program,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on October 8, 2025 by Nasus Pharma Ltd. titled “Nasus Pharma Announces Expanded Agreement to Support Development and Commercialization of NS002 Intranasal Epinephrine Program”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: October 8, 2025	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer